Exhibit 99.4

Dr. Hubertus Erlen

Chairman of the Management Board

Schering AG

13342 Berlin

Leverkusen, 23 March 2006

Dear Dr. Erlen:

Let us thank you for the very constructive discussions over the past days. We appreciate the open exchange of our views and would like to express our ongoing excitement regarding a potential combination of our companies’ ethical pharmaceutical businesses.

We are pleased to confirm that both the management board and the supervisory board of Bayer AG have approved the voluntary tender offer for all shares in Schering AG. The tender offer will either be made by Bayer AG or one of its wholly-owned subsidiaries with the key terms outlined in the appendix to this letter.

You had indicated that the management board of Schering AG would be willing to support our tender offer if Bayer AG would be willing to make certain commitments regarding the post-acquisition structure of our combined businesses with the goal of establishing a forward-oriented global pharmaceutical business which is highly profitable, attractive for shareholders and employees, competitive with other major global pharmaceutical companies, and balances the interests of the different stakeholders involved (shareholders; employees of both companies; local community). In this respect, we hereby confirm the following:

•                                          Sites

                                                The headquarters of our combined ethical pharmaceutical business will be in Berlin, where its Executive Board Pharma will be located. Heads of significant global functions will also be located in Berlin and at other business-related sites.

                                                Decisions on other sites will pursue the goal of retaining talent and safeguarding continued business and competence.

                                                Key research sites are in Berlin and Wuppertal as well as in Richmond, Berkeley and West Haven.

•                                          People

Any staff reductions will be shared fairly and in a balanced way between the two combined businesses, and severance packages will be based on identical standards in line with past practice of the two businesses to be combined.

•              Management

                                                The management of the combined businesses will be composed based on the principle of “blending of the best”, using an organized process involving independent assessment and third party advice.

                                                The composition of the top management team of the combined ethical pharmaceutical business will be communicated at the latest on the date on which the tender offer becomes unconditional.

•                                          Name

                                                To the extent legally possible the new name for the combined global ethical pharmaceuticals business and the stock corporation referred to below shall be Bayer Schering Pharma.

•                                          Corporate Structure

                                                The combined ethical pharmaceutical business headquarters will be organized as a separate entity incorporated as a stock corporation (Aktiengesellschaft) unless this would have significant tax disadvantages. Its executive board will report directly to the Bayer healthcare organization.

                                                Integration committees (with sub-committees) will be established with equal representation of executives from both Schering and Bayer.

•                                          Ernst-Schering-Stiftung

                                                Ernst-Schering-Stiftung will be maintained and provided with additional funding to underline the continued presence of Schering in and contribution to Berlin.

These commitments are made in the understanding that the management board of Schering AG will support the tender offer. The commitments by Bayer AG are subject to your written confirmation of the details of such support which we have discussed and will be incorporated in the offer document to be filed with BaFin.

Yours sincerely,

(Wenning)                                                                                             (Kühn)

Attachment

Tender Offer-Key Terms

•	Price per share:	86 €

•	Minimum acceptance threshold:	75%

•	Customary offer conditions